SECOND AMENDMENT to

TRANSFER AGENCY AND SERVICE AGREEMENT

This SECOND AMENDMENT (the “Amendment”) is made as of June 1, 2014, to the Transfer Agency and Service Agreement dated as of January 2, 1987, as amended (the “Agreement”), by and between RS Variable Products Trust, a business trust organized under the laws of the Commonwealth of Massachusetts (the “Trust”), on behalf of each series of the Trust identified on Appendix A thereto, individually (each, a “Series”), and State Street Bank and Trust Company, a Massachusetts trust company (the “Bank”).

WHEREAS, pursuant to the Agreement, State Street provides certain transfer agency to the Series; and

WHEREAS, the parties desire to extend the term of the Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein set forth, the parties hereto agree as follows:

1.	Amendment of the Transfer Agency Agreement.

ARTICLE 7. Article 7 of the Transfer Agency Agreement, “Termination of Agreement,” is hereby replaced in its entirety by the following:

“This Agreement shall remain in full force and effect for an initial term ending May 31, 2019 (the “Initial Term”). Following the Initial Term, with respect to the Trust or the Series, this Agreement shall continue in full force and effect until the first to occur of: (a) termination by the Bank by an instrument in writing delivered or mailed to the Trust or Series, such termination to take effect not sooner than ninety (90) days after the date of such delivery; or (b) termination by the Trust or Series by an instrument in writing delivered or mailed to the Bank, such termination to take effect not sooner than sixty (60) days after the date of such delivery. During the Initial Term and thereafter, either party may terminate this Agreement upon notice (or such later date specified in the notice): (i) in the event of the other party’s material breach of a material provision of this Agreement that the other party has either (a) failed to cure or (b) failed to establish a remedial plan to cure that is reasonably acceptable to the non-breaching party, within 60 days’ written notice of such breach, (ii) in the event that a party to this Agreement determines that there is a reasonable basis to conclude that the other party is insolvent or that the financial condition of such party is deteriorating in any material respect, in which case termination shall take effect upon such party’s receipt of written notice of termination, or at such later time as the notifying party shall designate, or (iii) in the event of the appointment of a conservator or receiver for the other party or upon the happening of a like event to the other party at the direction of an appropriate agency or court of competent jurisdiction. Upon termination of this Agreement pursuant to this paragraph with respect to the Trust or a Series, the Trust shall pay Bank its compensation due through the effective date of such termination (the “Termination Date”) and shall reimburse Bank for its reasonable costs, expenses and disbursements incurred through the Termination Date.

During the Initial Term, in the event of the Trust’s termination of this Agreement with respect to the Trust or its Series for any reason other than as set forth in the immediately preceding paragraph, (i) the Trust shall be required to provide the Bank at least one (1) year’s notice of the Termination Date (or, to the extent that such notice is delivered after June 1, 2018 with a specified Termination Date of May 31, 2019 or later, such shorter period of time that remains in the Initial Term), and (ii) on the Termination Date, the Trust shall pay the Bank its compensation due through the Termination Date and shall reimburse Bank for its reasonable costs, expenses and disbursements incurred through the Termination Date; provided, however, that if the Trust provides less than one (1) year’s notice of a Termination Date prior to May 31, 2019, then on the Termination Date the Trust shall pay the Bank its compensation due through the date occurring one (1) year (or such shorter period remaining to May 31, 2019) after the date of delivery of such notice (based upon the average compensation previously earned by Bank with respect to the Trust or Series for the three (3) calendar months most recently preceding the delivery date of such notice) and shall reimburse the Bank for its reasonable costs, expenses and disbursements incurred through the Termination Date. For the avoidance of doubt, clause (i) and (ii) of this paragraph will not apply in the event of any transaction such as (a) the liquidation or dissolution of the Trust or a Series and distribution of the Trust’s or Series’ assets, (b) a merger of the Trust or a Series into, or the consolidation of the Trust or a Series with, another entity, or (c) the sale by the Trust or a Series of all, or substantially all, of its assets to another entity, in each of (b) and (c) where the Bank is retained to continue providing services to the Trust or Series (or its respective successor).

Termination of this Agreement with respect to any one particular Series shall in no way affect the rights and duties under this Agreement with respect to any other Series. For the avoidance of doubt, the parties agree that any future funds or portfolios sponsored or advised by RS Investment Management Co. LLC are not obligated to retain the Bank to render services as custodian under this Agreement.”

2.	Miscellaneous.

(a)	Terms used herein and not hereby defined shall have the meanings attributed to them in the Transfer Agency Agreement.

(b)	Except as amended hereby, the Transfer Agency Agreement shall remain in full force and effect.

(c)	This Second Amendment to Transfer Agency Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. A copy of the Declaration of Trust of each Series is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this Amendment is executed on behalf of the Trustees of the Trusts as Trustees and not individually and that the obligations of this Amendment are not binding upon any of the Trustees or shareholders of the Series individually but are binding only upon the assets and property of the applicable Series.

(d)	Appendix A to the Agreement is hereby deleted in its entirety and replaced with the attached Appendix A.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, each party hereto has caused this Second Amendment to Transfer Agency Agreement to be executed by its duly authorized officer, as the case may be, as of the date and year first above written.

RS VARIABLE PRODUCTS TRUST

On behalf of each of the Series set forth on Appendix A to the Transfer Agency Agreement, individually

By:	/s/ Matthew H. Scanlan
Name:	Matthew H. Scanlan
Title:	President

STATE STREET BANK AND TRUST COMPANY

By:	/s/ Michael F. Rogers
Name:	Michael F. Rogers
Title:	Executive Vice President

Appendix A

RS Variable Products Trust

Series List

RS Emerging Markets VIP Series

RS High Yield VIP Series

RS International VIP Series

RS Investment Quality Bond VIP Series

RS Large Cap Alpha VIP Series

RS Low Duration Bond VIP Series

RS Money Market VIP Series

RS S&P 500 Index VIP Series

RS Small Cap Growth Equity VIP Series